[redacted]

11016056

UNITED STATES
SECURITIES AND EXCHANGE COMM...
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66989

SEC MAIL RECEIVED PROCESSING SECTION
FEB 25 2011
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Alexander Park, Suite 201
(No. and Street)

Princeton (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly M. McManus/Kathy A. Collins (609) 514-0449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) Princeton (City) New Jersey (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/2

KW 3/11

OATH OR AFFIRMATION

I, Munish Sood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Point Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Kathy A. Collins
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS+B

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2010

With Independent Auditors' Report

Cross Point Capital, LLC
Table of Contents
December 31, 2010

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members,
Cross Point Capital, LLC

We have audited the accompanying statement of financial condition of Cross Point Capital, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cross Point Capital, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, P.C.
Princeton, New Jersey
February 23, 2011

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 771,183
Restricted cash	600,000
Accounts receivable	71,689
Prepaid expenses and other receivable	49,712
Property, plant and equipment, net	27,878
Other assets	14,714
	$ 1,535,176

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 123,617
Bonus and commission payable	158,449
Other payable	67,500
Total liabilities	349,566
Members' equity	1,185,610
	$ 1,535,176

The Notes to Statement of Financial Condition are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Structured and Alternative Securities, LLC was incorporated on June 27, 2005. In February 2009, Structured and Alternative Securities, LLC changed its name to Cross Point Capital, LLC (the "Company"). The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the National Association of Securities Dealers, Inc. and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides management or consulting services to financial institutions for auction rate securities and student loans.

Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition

Revenue from riskless principal transactions is calculated as a percentage of the gross proceeds. Revenue from these transactions is recognized on a trade-date basis. Management fee and consulting income are earned when the services are performed.

Accounts Receivable

Accounts receivable represent amounts due from the Company's clearing firm for riskless principal transactions that were traded prior to the year end. It also represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2010.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture and fixtures is calculated on a straight-line basis using estimated useful lives of two to five years. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

The Company adopted the application of "*Accounting for Uncertainty in Income Taxes*" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2010.

The Company files tax returns in the U.S. federal jurisdiction and various states. The Company has no open years prior to December 31, 2007.

2. Related Party Transactions

The Company shared an office space and also some office personnel with an affiliate. In 2010, the Company purchased fixed assets of $2,648 and incurred commission, salaries, and other expenses from this affiliate. A liability of $-0- remains due at December 31, 2010.

3. Property and Equipment

Property and equipment, at cost, consist of the following:

Computer equipment	$ 56,545
Furniture and fixtures	2,738
	59,283
Less: accumulated depreciation	31,405
	$ 27,878

4. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

5. Restricted Cash

The Company maintains a depository account with its clearing broker, in the amount of $600,000 at December 31, 2010 pursuant to its clearing agreements.

6. Commitment

The Company has an obligation under operating lease agreements for its North Carolina office space, expiring 2012. Rental expense under this operating leases was $89,307 for the year ended December 31, 2010. Future annual rental payments under the operating leases are due as follows:

2011	$ 91,375
2012	94,103
	$ 185,478

7. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,093,306, which was $1,070,002 in excess of its required net capital of $23,304. The ratio of aggregate indebtedness to net capital was 0.32 to 1 at December 31, 2010.

8. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet through February 23, 2011, which is the date of the financial statements were available to be issued. Based on this evaluation, the Company has determined the following subsequent events requiring disclosure in the financial statements:

In January 2011, one of the members sold his ownership interest back to the Company. As part of the settlement agreement, the Company agreed to pay this member (1) 50% of the cash held in the Company's checking account(s) and capital account at the clearing organization on January 31, 2011, minus accrued expenses related to legal, accounting, technology, and other normal expenses that may be related to 2010 and January 2011 that have to be adjusted to the January 2011 cash account balance, and (2) 50% of all amounts received and held in the clearing organization from investment banking fees and all amounts in the clearing organization representing fees paid between January 1, 2011 and January 31, 2011 from investment banking, private placement and auction rate securities transactions.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members,
Cross Point Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Cross Point Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Cross Point Capital, LLC to achieve all the divisions of duties and cross checks generally included in an internal control system and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, P.C.

Princeton, New Jersey
February 23, 2011